UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     July                    , 20 06
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date July 31, 2006	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL.     /PR000/COM-10/2006
TELKOM FILED ITS FIRST HALF UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS 2006
Jakarta, July 31, 2006 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its un-audited consolidated first half 2006 financial Statements to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.
Complete Copies of both balance sheets and income statements are attached to this Press Release. For complete version, pleaser visit www.telkom-indonesia.com
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:           62-21-5215109
Fax:          61-21-5220500
Email:      investor@telkom.co.id
Website:  www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	6,009,872	9,346,253	1,008,824
Temporary investments	2c,2g,46	100,418	42,877	4,628
Trade accounts receivable	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp115,673 million in 2005 and Rp112,975 million in 2006		462,403	621,521	67,086
Third parties — net of allowance for doubtful accounts of Rp543,659 million in 2005 and Rp652,856 million in 2006		2,963,365	3,067,309	331,082
Other accounts receivable — net of allowance for doubtful accounts of Rp12,493 million in 2005 and Rp3,944 million in 2006	2c,2h,46	69,033	177,422	19,151
Inventories — net of allowance for obsolescence of Rp48,638 million in 2005 and Rp49,602 million in 2006	2i,8	139,680	178,441	19,261
Prepaid expenses	2c,2j,9,46	998,558	1,238,811	133,716
Prepaid taxes	40a	1,574	55,830	6,026
Other current assets	2c,10,46	45,808	155,018	16,733

Total Current Assets		10,790,711	14,883,482	1,606,507

NON-CURRENT ASSETS
Long-term investments — net	2g,11	91,062	98,126	10,592
Property, plant and equipment — net of accumulated depreciation of Rp32,361,721 million in 2005 and Rp40,519,257 million in 2006	2k,12	40,989,777	47,066,592	5,080,316
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp467,230 million in 2005 and Rp500,845 million in 2006	2m,13,49	440,456	512,838	55,355
Property, plant and equipment under capital lease — net of accumulated depreciation of Rp108,280 million in 2006	2l,12	—	155,716	16,808
Prepaid pension benefit cost	43	1,362	460	50
Advances and other non-current assets	2c,14,46	1,133,373	476,626	51,446
Goodwill and other intangible assets — net of accumulated amortization of Rp2,305,110 million in 2005 and Rp3,239,653 million in 2006	1c,2d,15	4,952,349	4,453,806	480,739
Escrow accounts	16	84,237	9,799	1,058

Total Non-current Assets		47,692,616	52,773,963	5,696,364

TOTAL ASSETS		58,483,327	67,657,445	7,302,871

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,46
Related parties		707,462	757,987	81,816
Third parties		3,121,744	3,758,545	405,693
Other accounts payable		26,578	23,488	2,535
Taxes payable	2s,40b	1,433,424	1,986,462	214,417
Dividends payable		3,529,047	6,459,063	697,184
Accrued expenses	2c,18,46	1,286,390	2,092,779	225,892
Unearned income	19	1,210,464	1,902,520	205,356
Advances from customers and suppliers		281,147	271,031	29,255
Short-term bank loans	2c,20,46	791,738	17,100	1,846
Current maturities of long-term liabilities	2c,21,46	2,142,747	2,494,710	269,276

Total Current Liabilities		14,530,741	19,763,685	2,133,270

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40e	2,711,005	2,228,391	240,530
Unearned income on revenue-sharing arrangements	2m,13,49	321,661	369,433	39,876
Unearned initial investor payments under joint operation scheme	2n,48	19,506	4,717	509
Provision for long service award	2c,2r,44,46	481,721	575,541	62,124
Provision for post-retirement health care benefits	2c,2r,45,46	2,947,126	2,928,934	316,146
Accrued pension and other post-retirement benefits costs	2r,43	1,400,080	1,229,987	132,763
Long-term liabilities — net of current maturities
Obligation under capital lease		—	225,921	24,386
Two-step loans — related party	2c,22,46	5,081,358	4,348,922	469,418
Notes and bonds	23	1,598,827	994,494	107,345
Bank loans	2c,24,46	1,826,436	1,905,074	205,632
Liabilities of business acquisitions	25	3,484,116	2,642,069	285,182

Total Non-current Liabilities		19,871,836	17,453,483	1,883,911

MINORITY INTEREST	26	5,128,664	6,140,456	662,794

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	544,012
Additional paid-in capital	28	1,073,333	1,073,333	115,854
Less: cost of treasury stock (55,443,500 shares)	29	—	(413,740)	(44,659)
Difference in value of restructuring transactions between entities under common control	30	—	90,000	9,715
Difference due to change of equity in associated companies		385,595	385,595	41,621
Unrealized holding gain available-for-sale securities	2g	2,383	1,597	172
Translation adjustment	2g	231,252	233,198	25,171
Retained earnings
Appropriated		1,803,397	1,803,397	194,657
Unappropriated		10,416,126	16,086,441	1,736,353

Total Stockholders’ Equity		18,952,086	24,299,821	2,622,896

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		58,483,327	67,657,445	7,302,871

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

2

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		5,473,578	5,337,166	576,088
Cellular		6,408,876	9,442,926	1,019,259
Interconnection	2q,32,46	3,632,302	4,116,689	444,351
Joint operation schemes	2n,33,48	316,188	302,789	32,683
Data and Internet	34	3,060,411	4,095,813	442,098
Network	35	194,046	295,059	31,848
Revenue-sharing arrangements	2m,36,49	101,182	203,518	21,967
Other telecommunications services		198,007	202,585	21,867

Total Operating Revenues		19,384,590	23,996,545	2,590,161

OPERATING EXPENSES
Personnel	37	3,523,483	3,497,333	377,498
Depreciation	2k,2l,2m,12,13	3,303,568	4,306,831	464,875
Operations, maintenance and telecommunication services	38	2,795,867	3,376,910	364,500
General and administrative	39	1,223,321	1,496,738	161,556
Marketing		449,239	507,013	54,727

Total Operating Expenses		11,295,478	13,184,825	1,423,156

OPERATING INCOME		8,089,112	10,811,720	1,167,005

OTHER INCOME (CHARGES)
Interest income		136,178	325,992	35,187
Interest expense		(647,594)	(585,803)	(63,231)
Gain (loss) on foreign exchange — net	2e	(357,003)	586,597	63,317
Equity in net income (loss) of associated companies	2g,11	6,792	(3,218)	(347)
Others — net		265,947	52,119	5,626

Other income (charges) — net		(595,680)	375,687	40,552

INCOME BEFORE TAX		7,493,432	11,187,407	1,207,557

TAX EXPENSE	2s,40c
Current tax		(2,545,814)	(3,636,860)	(392,559)
Deferred tax		216,485	166,084	17,927

		(2,329,329)	(3,470,776)	(374,632)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		5,164,103	7,716,631	832,925

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	26	(1,360,692)	(1,897,671)	(204,833)

NET INCOME		3,803,411	5,818,960	628,092

BASIC EARNINGS PER SHARE	2t,41
Net income per share		188.66	288.71	31.16

Net income per ADS
(40 Series B shares per ADS)		7,546.45	11,548.30	1,246.51

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

3